UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

	By:	/s/ Junji Kobayashi
	Name:	Junji Kobayashi
	Title:	Senior Manager
Date: May 17, 2019

May 17, 2019

To All

Company name:	ALPS ALPINE CO., LTD
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL+81-3-5499-8026 (IR Direct)

Notice Regarding the Status and Completion of Acquisition of Own Shares
(Acquisition of own shares pursuant to the provisions of its Articles of Incorporation in accordance with Article 165, paragraph 2 of the Companies Act)

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows the results of the acquisition of its own shares under the provisions of Article 156, which is applicable in accordance with Article 165, paragraph 3 of the Companies Act. This concludes the acquisition of its own shares authorized by the meeting of the Board of Directors held on January 29, 2019.

Particulars

1.	Class of shares acquired:	Common stock of the Company
2.	Total number of acquired shares:	2,289,000 shares
3.	Aggregate amount of acquisition cost:	¥4,695,768,915
4.	Period of acquisition:	From May 1, 2019 to May 16, 2019
5.	Method of acquisition:	Purchase on the floor of the Tokyo Stock Exchange

(Reference)
1. Terms of the acquisition of own shares for which a resolution was adopted at the meeting of the Board of Directors held on January 29, 2019.
(Acquisition of own shares with the aim of improving capital efficiency and responding to dilution that may occur due to the business integration and share exchange between the Company and Alpine Electronics, Inc.)
(1)	Class of shares to be acquired	Common stock
(2)	Total number of acquirable shares	20,000,000 shares (maximum) (The percentage compared to the total number of shares outstanding (excluding own shares): 9.14%)
(3)	Aggregate amount of acquisition cost	¥28,400,000,000 (maximum)
(4)	Period of acquisition	From January 30, 2019 to June 28, 2019
(5)	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange

2. Total number of acquired shares based on the aforementioned resolution of the Board of Directors

(1)	Total number of acquired shares	12,684,800 shares
(2)	Aggregate amount of acquisition cost	¥28,399,890,945